Exhibit 12.1
FIRST INDUSTRIAL REALTY TRUST, INC.
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in Thousands)

	2008		2007		2006		2005		2004
Loss from Operations Before Equity in Income of Joint Ventures, Minority Interest from Continuing Operations and Income Taxes from Continuing Operations	(122,283)		(115,250)		(125,880)		(96,855)		(65,189)
Plus:
Distributions from Joint Ventures	1,520		31,365		31,664		3,866		36,451
Gain on Sale of Real Estate	12,008		9,425		6,071		29,550		16,755
Interest expense	111,559		119,314		121,141		108,712		99,245
Rentals Deemed Representative of an Interest Factor	1,357		1,034		912		746		634
Amortization of Deferred Financing Costs	2,879		3,210		2,666		2,125		1,931

Net Earnings	7,040		49,098		36,574		48,144		89,827

Interest Expense	111,559		119,314		121,141		108,712		99,245
Rentals Deemed Representative of an Interest Factor	1,357		1,034		912		746		634
Capitalized Interest	7,775		8,413		5,159		3,271		1,304
Preferred Stock Dividends	19,428		21,320		21,424		10,688		14,488
Redemption of Preferred Stock	—		2,017		672		—		7,959
Amortization of Deferred Financing Costs	2,879		3,210		2,666		2,125		1,931

Fixed Charges and Preferred Stock Dividends	142,998		155,308		151,974		125,542		125,561

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends		(c)		(c)		(c)		(c)		(c)

(a)	Included in Fixed Charges and Preferred Stock Dividends is the write-off of initial offering costs associated with the redemption of Preferred Stock in the amount of $2,017, $672 and $7,959 for the years ended December 31, 2007, 2006 and 2004, respectively.

(b)	For purposes of computing the ratios of earnings to combined fixed charges and preferred stock dividends, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations before minority interest allocable to continuing operations and income taxes from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, portion of rent expense representative of interest factor, and amortization of deferred financing costs.

(c)	For all the years presented the ratio coverage is less that 1:1. The Company must generate additional earnings of $135,958, $106,210, $115,400, $77,398 and $35,734 for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively, to achieve a ratio coverage of 1:1.